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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

HAWK CORPORATION
(Name of Subject Company)

HAWK CORPORATION
(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

420089 10 4
(CUSIP Number of Class of Securities)

Ronald E. Weinberg
Chief Executive Officer
Hawk Corporation
200 Public Square, Suite 1500
Cleveland, Ohio 44114
(216) 861-3353
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Marc C. Krantz, Esq.
Kohrman Jackson & Krantz P.L.L.
1375 E. Ninth Street, 20th Floor
Cleveland, Ohio 44114
(216) 696-8700

James P. Dougherty, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 586-3939

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

        This Amendment No. 1 to Schedule 14D-9 ("Amendment No. 1") amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission ("SEC") on November 1, 2010 (the "Schedule 14D-9"), by Hawk Corporation, a Delaware corporation ("Hawk" or the "Company"), relating to the offer by HC Corporation, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, of Hawk (together with the associated preferred share purchase rights, the "Shares") at a purchase price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010, and the related Letter of Transmittal, contained in the Schedule TO filed by the Purchaser with the SEC on November 1, 2010.

        All capitalized terms used in this Amendment No. 1 but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein. This Amendment No. 1 is being filed to reflect certain updates as reflected below.

        The items of the Schedule 14D-9 are hereby amended and supplemented as follows:

Item 9.    EXHIBITS

        Items 9 of the Schedule 14D-9 is hereby amended and supplemented by replacing Exhibit (a)(1)(G) to the Schedule 14D-9 with the following:

Exhibit No.	Description
(a)(1)(G)	Form of Notice to Participants in the Hawk Corporation 401(k) Retirement Plan.(3)

(3)
Incorporated by reference to Amendment No. 1 to Schedule TO filed by Carlisle and the Purchaser on November 3, 2010.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAWK CORPORATION
By:	/s/ THOMAS A. GILBRIDE
Name:	Thomas A. Gilbride
Its:	Vice President—Finance and Treasurer

Dated: November 3, 2010

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  Item 9. EXHIBITS
SIGNATURE